  FORM 10-Q

EXHIBIT 11

HICKOK INCORPORATED
CONSOLIDATE STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND COMMON SHARE EQUIVALENTS

Three Months Ended March 31,	Six Months Ended March 31,

	2003	2002	2003	2002

NET INCOME
Net Income <loss> applicable to common shares for basic earnings per share	$<122,720>	$150,971	$<1,518,750>	$<57,569>

Net Income <loss> applicable to common shares for diluted earnings per share	$<122,720>	$150,971	$<1,518,750>	$<57,569>

SHARES OUTSTANDING
Weighted average shares for basic earnings per share	1,219,750	1,219,750	1,219,750	1,219,750

Net effect of diluted stock options – based on the treasury stock method using year-end market price, if higher than average market price.	- *	- *	- *	- *

Total shares for diluted earnings per share	1,219,750	1,219,750	1,219,750	1,219,750

Basic Earnings Per Common Share	$ <.10>	$ .12	$ <1.24>	$ <.05>

Diluted Earnings Per Common Share	$ <.10>	$ .12	$ <1.24>	$ <.05>

* Net effect of stock options was antidilutive for the period.